U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One)

[ ] Form 10-K   [ ] Form 20-F   [ ]   Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                         For Period Ended: August 31, 1996

           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-K
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on For N-SAR

             For the Transition Period Ended: _________________________________

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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        Full Name of Registrant
             ENHANCES SERVICES COMPANY, INC

        Former Name if Applicable
              N/A

        Address of Principal Executive Office (Street and Number
              16000 BARKERS POINT LANE

        City, State and Zip Code
              HOUSTON, TEXAS 77079

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PART II - RULES 12B-25(B) AND(C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]     (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                             SEE ATTACHED STATEMENT

                                                (Attach Extra Sheets if Needed)

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PART IV - OTHER INFORMATION
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        (1) Name and telephone number of person to contact in regard to this notification

     ROBERT SMITH                         (713)            556-5051
         (Name)                        (Area Code)    (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes       [ ] No

        (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes       [ ] No

        The Registrant's net loss for the three months ended August 31, 1996 was $(254,722) compared to $16,112 for the comparable period of its prior fiscal year. This change was primarily attributable to cost of operations and increased warranty repair sales.

                         ENHANCED SERVICES COMPANY, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By: KENNETH M. DUCKMAN                      Date: July 15, 1996
    Kenneth M. Duckman, President and
    Chief Executive Officer

PART III - NARRATIVE

        During the Registrant's second fiscal quarter ended May 31, 1996, it continued to experience a number of technical difficulties in its internal computing network. Due to these difficulties, it could not prepare certain accounting information for use in preparation of the second quarter's 10-QSB within 45 days after the quarter's end; accordingly, neither the financial statements nor Management's Discussion and Analysis of Financial Operations could be completed within said 45 days, without unreasonable effort or expense.